Registration No.  333-34343
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                       Amendment No. 1 to
                            Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 215

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      NIKE SECURITIES L.P.
                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.             Name and complete address of agent for service:
                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered:
                           Indefinite

G.   Amount of Filing Fee:$00.00*

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on August 27, 1997 at 2:00 p.m. pursuant  to  Rule
     487.
                ________________________________

      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 215

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 FORM N-8B-2 ITEM NUMBER              FORM S-6 HEADING IN PROSPECTUS


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's ecurities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      period payment certificates             *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to                  Statement of Net
                                           Assets
          Form S-6 Auditors


        * Inapplicable, answer negative or not required.



                   First Trust (registered trademark)

             NEW CENTURY GROWTH & TREASURY SECURITIES TRUST

The Trust. The First Trust (registered trademark) Special Situations Trust, Series 215, New Century Growth & Treasury Securities Trust (the "Trust") is a unit investment trust consisting of a portfolio of common stocks and zero coupon U.S. Treasury bonds.

The objective of the New Century Growth & Treasury Securities Trust is to protect Unit holders' capital and provide potential capital appreciation by investing a portion of its portfolio in zero coupon U.S. Treasury bonds ("Treasury Obligations") and the remainder of the Trust's portfolio in common stocks of companies which are strategically positioned to capitalize on the most significant trends of the twenty-first century ("Equity Securities"). Collectively, the Treasury Obligations and the Equity Securities are referred to herein as the "Securities." The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Trust, whose net asset value will fluctuate and, prior to maturity, may be worth more or less than a purchaser's acquisition cost. The Trust is intended to achieve its objective over the life of the Trust and as such, is best suited for those investors capable of holding such Units to maturity. See "Schedule of Investments" for the Trust. There is, of course, no guarantee that the objective of the Trust will be achieved. The Trust has a mandatory termination date (the "Mandatory Termination Date") as set forth under "Summary of Essential Information."


Each Unit of the Trust represents an undivided fractional interest in all the Securities deposited in the Trust. The Trust has been organized so that purchasers of Units should receive, at the termination of the Trust, an amount per Unit at least equal to approximately $7.80 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Trust never paid a dividend and the value of the Equity Securities were to decrease to zero, which the Sponsor considers highly unlikely. As a result of the volatile nature of the market for zero coupon U.S. Treasury bonds, Units sold or redeemed prior to maturity will fluctuate in price and the underlying Treasury Obligations may be valued at a price greater or less than their value as of the Initial Date of Deposit. In addition, to the extent Treasury Obligations are sold by the Trust to pay expenses or to meet redemption requests, Unit holders may not receive approximately $7.80 per Unit at the Trust's termination. UNIT HOLDERS DISPOSING OF THEIR UNITS PRIOR TO THE MATURITY OF THE TRUST MAY RECEIVE MORE OR LESS THAN APPROXIMATELY $7.80 PER UNIT, DEPENDING ON MARKET CONDITIONS ON THE DATE UNITS ARE SOLD OR REDEEMED.


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              The Ohio Company

               The date of this Prospectus is August 27, 1997

The Treasury Obligations deposited in the Trust on the Initial Date of Deposit will mature on November 15, 2004 (the "Treasury Obligations Maturity Date"). The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general and with changes in the conditions and performance of the specific Equity Securities owned by the Trust. See "Portfolio."



Pursuant to the Indenture, the Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust, provided it maintains the original percentage relationship between the Treasury Obligations and Equity Securities in the Trust's portfolio. Such deposits of additional Securities will, therefore, be done in such a manner that the maturity value of each Unit should always be an amount at least equal to approximately $7.80, and that the original proportionate relationship amongst the individual issues of the Equity Securities in the Trust shall be maintained. Any deposit by the Sponsor of additional
Securities or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to a pro rata share of the offering prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price.


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. INCOME WITH RESPECT TO THE ACCRUAL OF ORIGINAL ISSUE DISCOUNT ON THE TREASURY OBLIGATIONS IN THE TRUST WILL NOT BE DISTRIBUTED CURRENTLY, ALTHOUGH UNIT HOLDERS OF THE TRUST WILL BE SUBJECT TO INCOME TAX AT ORDINARY INCOME RATES AS IF A DISTRIBUTION HAD OCCURRED. See "What is the Federal Tax Status of Unit Holders?" Any Unit holder may elect to have each distribution of income or capital on his or her Units automatically reinvested in additional Units of the Trust. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"


Termination. Commencing on the Treasury Obligations Maturity Date for the Trust, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Treasury Obligations Maturity Date for the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unit holders of the Trust will receive their pro rata portion of the Treasury Obligations in cash upon the termination of the Trust. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Treasury Obligations Maturity Date for the Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities which make up the Trust or the general condition of the stock market, volatile interest rates and economic recession. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trust is not actively managed and Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                        of the Securities-August 27, 1997


                Underwriter: The Ohio Company
                    Sponsor: Nike Securities L.P.
                    Trustee: The Chase Manhattan Bank
                  Evaluator: First Trust Advisors L.P.

General Information
Aggregate Maturity Value of Treasury Obligations Initially Deposited                                          $117,000
Initial Number of Units (1)                                                                                     15,000
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/15,000
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities in Portfolio (1)                                        $149,783
    Aggregate Offering Price Evaluation of Securities per Unit                                                $ 9.9855
    Sales Charge (2)                                                                                          $ 0.0000
    Public Offering Price per Unit (3)                                                                        $ 9.9855
Sponsor's Initial Repurchase Price per Unit                                                                   $ 9.9855
Redemption Price per Unit (based on bid price evaluation of underlying
    Treasury Obligations and aggregate underlying value of Equity Securities)
        ($.0068 less than Public Offering Price per Unit;
         $.0068 less than Sponsor's Initial Repurchase Price per Unit) (4)                                    $ 9.9787

CUSIP Number                                     337183 289
First Settlement Date                            September 2, 1997
Treasury Obligations Maturity Date               November 15, 2004
Mandatory Termination Date                       November 15, 2004
Trustee's Annual Fee                             $.0075 per Unit outstanding.
Evaluator's Annual Fee                           $.0025 per Unit outstanding. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00
                                                 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.
Supervisory Fee (5)                              Maximum of $.0025 per Unit outstanding annually payable to an affiliate of the Sponsor.
Estimated Annual Amortization of
    Organizational and Offering Costs (6)        $.0020 per Unit.
Income Distribution Record Date                  Fifteenth day of each June, commencing June 15, 1998.
Income Distribution Date (7)                     Last day of each June, commencing June 30, 1998.


[FN]
______________
(1) As of the close of business on the Initial Date of Deposit, the portfolio of the Trust may be adjusted so that the Aggregate Offering Price Evaluation of Securities in Portfolio will equal $10,000,000. Each Equity Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof. The Treasury Obligations are valued at their aggregate offering side evaluation.

(2) The purchaser of Trust Units will pay to the Sponsor a one-time structuring fee of $175,000, of which $100,000 will be paid to the Underwriter.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor may also be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) Distributions from the Capital Account, if any, will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

             NEW CENTURY GROWTH & TREASURY SECURITIES TRUST
          The First Trust Special Situations Trust, Series 215

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 215 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trust designated as: New Century Growth & Treasury Securities Trust (the "Trust"). The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of zero coupon U.S. Treasury bonds and common stocks, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

The objective of the Trust is to protect Unit holders' capital and provide potential capital appreciation by investing a portion of its portfolio in zero coupon U.S. Treasury bonds ("Treasury Obligations") and the remainder of the Trust's portfolio in common stocks of companies which are strategically positioned to capitalize on the most significant trends of the twenty-first century ("Equity Securities"). Collectively, the Treasury Obligations and the Equity Securities are referred to herein as the "Securities." See "Schedule of Investments." The Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information." The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Trust, whose net asset values will fluctuate and, prior to maturity, may be worth more or less than a purchaser's acquisition cost. There is, of course, no guarantee that the objective of the Trust will be achieved.


With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a percentage relationship between the principal amounts of Treasury Obligations and Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust, deposited in the Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Treasury Obligations and Equity Securities in the Trust's portfolio. Such deposits of additional Securities in the Trust will, therefore, be done in such a manner that the maturity value of the Treasury Obligations represented by each Unit should always be an amount at least equal to approximately $7.80, and that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial or any subsequent Date of Deposit. See "How May Securities be Removed from the Trust?" The prices of the underlying Treasury Obligations and Equity Securities in the Trust will fluctuate daily and the ratio, on a market value basis, will also change daily. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. The maturity value of the Treasury Obligations and the portion of Equity Securities represented by each Unit of the Trust will not change as a result of the deposit of additional Securities in the Trust.



On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Securities deposited in the Trust set forth under "Summary of Essential Information." The Trust has been organized so that purchasers of Units should receive, at the termination of the Trust, an amount per Unit at least equal to approximately $7.80 per Unit (which is equal to the per Unit value upon maturity of the Treasury

Obligations), even if the Equity Securities never paid a dividend and the value of the Equity Securities in the Trust were to decrease to zero, which the Sponsor considers highly unlikely. Furthermore, the Sponsor will take such steps in connection with the deposit of additional Securities in the Trust as are necessary to maintain a maturity value of the Units of the Trust at least equal to approximately $7.80 per Unit. The receipt of only approximately $7.80 per Unit upon the termination of the Trust (an event which the Sponsor believes is unlikely) represents a substantial loss on a present value basis. At current interest rates, the present value of receiving $7.80 per Unit as of the termination of the Trust would be approximately $4.94 per Unit
(the present value is indicated by the amount per Unit which is invested in Treasury Obligations). Furthermore, the approximately $7.80 per Unit in no respect protects investors against diminution in the purchasing power of their investment due to inflation (although expectations concerning inflation are a component in determining prevailing interest rates, which in turn determine present values). If inflation were to occur at the rate of 5% per annum during the period ending at the termination of the Trust, the present dollar value of $7.80 per Unit at the termination of the Trust would be approximately $5.44 per Unit. To the extent that Units of the Trust are redeemed, the aggregate value of the Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "How May Units be Redeemed?"


What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trust, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Certain of the expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include the Underwriter.

Subsequent to the initial offering period, First Trust Advisors L.P., an affiliate of the Sponsor, in its capacity as Evaluator for the Trust, will receive a fee as indicated under "Summary of Essential Information."

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and above described fees are payable from the Income account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are non-interest bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price

Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Certain or all of the expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed five years from the Initial Date of Deposit. The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust except that the Trustee shall not sell Treasury Obligations to pay Trust expenses. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet the Trust's expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units of the Trust, the Sponsor is required to bear the cost of such annual audit to the extent such cost exceeds $0.0050 per Unit for the Trust. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?


The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinions it is assumed that each Equity Security is equity for Federal income tax purposes.


In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received each pro rata share of income derived from each Trust asset when such income is received by the Trust.


2. Each Unit holder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust. Unit holders will be taxed in this manner regardless of whether distributions from the

Trust are actually received by the Unit holder or are automatically reinvested.



3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or payment at maturity) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by such Trust. The Treasury Obligations held by the Trust are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unit holder purchases his Units. Because the Treasury Obligations represent interests in "stripped" U.S. Treasury bonds, a Unit holder's tax basis for his pro rata portion of each Treasury Obligation held by the Trust shall be treated as its "purchase price" by the Unit holder. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unit holder of the Trust will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unit holders during such year to the extent it is not less than a "de minimis" amount as determined under Treasury Regulations relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Obligations, this method will generally result in an increasing amount of income to the Unit holders of the Trust each year. Unit holders of the Trust should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount under the stripped bond rules. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.


4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution. A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss except in the case of a dealer or a financial institution. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are received by the Trust. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested.


A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46-day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.



Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.



In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.



The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unit holders should consult their own tax advisers with regard to any such constructive sales rules.


Limitations on Deductibility of Trust Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.


If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Equity Securities represented by the Unit. The 1997 Act includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, off setting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisers with regard to any such constructive sales rules.


Special Tax Consequences of In-Kind Distributions Upon Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of the Trust may request an In-Kind Distribution upon the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind

Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" Treasury Obligations held by the Trust will not be distributed to a Unit holder as part of an In-Kind Distribution. The tax consequences relating to the sale of Treasury Obligations are discussed above. As previously discussed, prior to the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the termination of the Trust would be deemed an exchange of such Unit holder's pro rata portion of each of the shares of stock and other assets held by the Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether the Unit holder receives cash in addition to Equity Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation (and does not include the Treasury Obligations). A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons (accrual of original issue discount on the Treasury Obligations in the Trust may not be subject to taxation or withholding provided certain requirements are met). Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of original issue discount and income dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trust Suitable for Retirement Plans?"

The foregoing discussion relates only to United States federal income taxes. Unit holders may be subject to state and local taxation in other jurisdictions. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Treasury Obligations?

The Treasury Obligations deposited in the Trust consist of U.S. Treasury bonds which have been stripped of their unmatured interest coupons. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments. The effect of being able to acquire the Treasury Obligations at a lower price is to permit more of the Trust's portfolio to be invested in Equity Securities.

What are Equity Securities?

The Trust consists of different issues of Equity Securities, all of which are listed on a national securities exchange, The Nasdaq Stock Market or are traded in the over-the-counter market.

The Equity Securities of the New Century Growth & Treasury Securities Trust consist of common stocks of companies which are strategically positioned to capitalize on the most significant trends of the twenty-first century.

See "What are the Equity Securities Selected for New Century Growth & Treasury Securities Trust?" for a general description of the companies.

Risk Factors. An investment in Units of the Trust should be made with an understanding of the risks such an investment may entail.


The Trust consists of such Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash attributable to such failed contract to all Unit holders on the next distribution date.


Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction.

If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for New Century Growth &
Treasury Securities Trust?


The Underwriter has acquired or will acquire the Equity Securities for the Sponsor and thereby benefits from transaction fees. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Underwriter also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities.

BASIC MATERIALS


E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products.



Monsanto Company, headquartered in St. Louis, Missouri, with subsidiaries, makes and sells a diversified line of chemical products; agricultural products, pharmaceuticals and food ingredients.


CAPITAL GOODS


The Boeing Company, headquartered in Seattle, Washington, develops, produces and markets commercial jet transports and provides related support services, principally to commercial customers; and researches, develops, produces, modifies and supports military aircraft and helicopters and related systems, space systems and missile systems.



Caterpillar Inc., headquartered in Peoria, Illinois, through subsidiaries, makes earthmoving construction, materials-handling machinery and equipment and diesel engines. The company also provides various financial products and services.



Deere & Company, headquartered in Moline, Illinois, makes and distributes agricultural equipment, industrial equipment, and commercial and consumer equipment. The company also provides credit services, property and casualty insurance and health management programs.



Emerson Electric Co., headquartered in St. Louis, Missouri, through segments, designs, makes and sells electrical, electromechanical and electronic products and systems.



General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products; furnishes TV network services; produces TV programs and operates 11 VHF and UHF TV stations. The company also provides financial services.



Hillenbrand Industries Inc., headquartered in Batesville, Indiana, through wholly-owned subsidiaries, makes caskets and other products for the funeral industry; provides funeral planning insurance products; and makes healthcare equipment and provides wound care and pulmonary/trauma management services. The company also makes high security locks and access control products for commercial and industrial use.



Tyco International Ltd., headquartered in Exeter, New Hampshire, through its subsidiaries, makes and sells disposable medical supplies and other specialty products, fire protection systems, flow control products and electrical and electronic components.



United States Filter Corporation, headquartered in Palm Desert, California, provides water treatment systems, services and replacement parts to industrial and commercial customers in the water treatment industry. The company also offers outsourcing options to its customers, including operation of systems and the provision of water by the gallon.


COMMUNICATIONS


Pacific Gateway Exchange, Inc., headquartered in Burlingame, California, provides international telecommunications services primarily to its target customer base of long distance service providers worldwide, including five of the seven largest U.S.-based long distance carriers.



Worldcom, Inc., headquartered in Jackson, Mississippi, through its subsidiaries, provides long distance and local telecommunications products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections, and interconnection to Internet service providers.


CONSUMER CYCLICALS


Consolidated Stores Corporation, headquartered in Columbus, Ohio, buys and sells large quantities of close-out merchandise, generally obtained at a fraction of the initial wholesale price, as well as currently promoted retail toys. The company's merchandise is comprised of new, mainly brand name products, obtained from manufacturers' excess inventories and overruns, packaging changes and discontinued goods.

Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, makes and sells automobile and truck tires, inner tubes, vibration control products, hose and hose assemblies and automotive sealing systems.



Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates 145 family-oriented, specialty department stores primarily in the Midwest which sell moderately priced apparel, shoes, accessories, soft home products and housewares. The company's merchandise is targeted to middle-income customers shopping for their families and homes.



New York Times Company (Class A), headquartered in New York, New York, publishes magazines and newspapers, including the "New York Times" and the "Boston Globe." The company operates broadcasting/information services such as television, radio stations, news, photo/graphics services, licenses electronic databases and also has substantial interests in newsprint companies and paper manufacturing in Canada.



NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, makes and sells athletic shoes for men, women and children for competitive and recreational wear designed for specific sports. NIKE, Inc. also sells sports apparel and accessories and makes and sells hockey equipment. NIKE, Inc. is not affiliated in any way with Nike Securities L.P., the Trust's Sponsor.



Service Corporation International, headquartered in Houston, Texas, operates 2,882 funeral service locations, 345 cemeteries and 150 crematories in North America, Europe and the Pacific Rim. The company also provides capital financing to independent funeral home and cemetery operators.


CONSUMER STAPLES


The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; markets juice and juice-drink products; and provides restaurants and institutions with juices and juice-drink products. The company's products are sold in approximately 200 countries and include the leading soft drink products in most of these countries.



The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks, resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.



The Gillette Company, headquartered in Boston, Massachusetts, makes safety razors and blades, shaving creams, deodorants, antiperspirants, skin care products and shampoos for men and women; alkaline batteries; Braun electric shavers and small appliances; writing instruments and correction products; and oral care products. Products are distributed through wholesalers, retailers and agents in over 200 countries and territories.



Imax Corporation, headquartered in Mississauga, Ontario, Canada, designs, makes and markets proprietary projection and sound systems for theaters using the IMAX system; produces and distributes films shown in the IMAX theater network; operates 129 theaters in 20 countries; and designs and supplies motion simulation theaters and produces films for movie rides.



McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of 21,022 quick-service restaurants under the name "McDonald's".



The Procter & Gamble Company, headquartered in Cincinnati, Ohio, through its subsidiaries, makes detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, and hair and skin; paper tissue, disposable diapers and pharmaceuticals; shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.


ENERGY


Amoco Corporation, headquartered in Chicago, Illinois, operates one of the largest worldwide integrated organizations in the petroleum industry that explores for, develops and produces crude oil and natural gas; refines, sells and transports petroleum and related products. The company also makes and sells chemical products.



Exxon Corporation, headquartered in Irving, Texas, with subsidiaries and affiliates, explores for, produces, transports and sells crude oil and natural gas petroleum products; explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation in Hong Kong.



Mobil Corporation, headquartered in Fairfax, Virginia, produces, transports, refines and markets petroleum, natural gas and related products; and makes and markets chemicals.



Schlumberger, Ltd., headquartered in New York, New York, with its subsidiaries, provides oilfield services to the petroleum industry, including measurement of physical properties of underground formations; well testing; pressure measurements; perforating, completion and workover services; reservoir evaluation; and data services. The company also makes measurement and systems products.



Transocean Offshore Inc., headquartered in Houston, Texas, provides contract drilling of oil and gas wells in offshore areas throughout the world. Offshore contract drilling involves the drilling of wells for oil and gas located beneath the sea bed.


FINANCIAL


American International Group, Inc., headquartered in New York, New York, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad; and owns and operates ski slopes and related facilities in Vermont.



Banc One Corporation, headquartered in Columbus, Ohio, through subsidiaries, conducts a general banking business through 1,500 offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Utah, Texas, West Virginia and Wisconsin.



Barnett Banks, Inc., headquartered in Jacksonville, Florida, through its subsidiaries, operates a general banking business through 622 offices in Florida and Georgia and provides trust and investment management services, credit card processing and services, financial advisory services, reinsurance and consumer loans.



Citicorp, headquartered in New York, New York, through Citibank, N.A. and other subsidiaries and affiliates, operates a global financial services organization serving individuals, businesses, governments, and financial institutions in approximately 3,200 locations (including branches, representative offices, and subsidiary and affiliate offices) in 98 countries and territories throughout the world.



Fifth Third Bancorp, headquartered in Cincinnati, Ohio, through subsidiaries, conducts a general commercial banking business through 411 locations in Florida, Indiana, Kentucky and Ohio. The company also provides life, accident and health insurance underwriting; real estate management; discount securities brokerage; and provides electronic funds transfer and data processing services.



Huntington Bancshares Incorporated, headquartered in Columbus, Ohio, through subsidiaries, conducts a full-service commercial and consumer banking business through 338 banking offices in six states and also provides mortgage banking, lease financing and trust services.



National City Corporation, headquartered in Cleveland, Ohio, operates a full service commercial banking business. The company owns and operates 11 commercial banks with a total of over 800 banking offices in Indiana, Kentucky, Ohio and Pennsylvania. The company's five largest subsidiary banks are National City Bank of Pennsylvania; National City Bank, Cleveland; National City Bank, Columbus; National City Bank, Indiana; and National City Bank, Kentucky.



Nationwide Financial Services, Inc., headquartered in Columbus, Ohio, offers long-term savings and retirement products to retail and institutional customers throughout the United States. Products offered include variable and fixed annuities, life insurance, mutual funds, retirement products and administrative services.



T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price Mutual Funds, other sponsored investment products, institutional and individual private accounts and provides certain administrative and shareholder services to the Price Funds. Total assets under management total over $75 billion.


HEALTHCARE


Amgen, Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Biomet, Inc., headquartered in Warsaw, Indiana, makes and sells reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products.



Cardinal Health, Inc., headquartered in Dublin, Ohio, through its subsidiaries, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores, and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.



HEALTHSOUTH Corporation, headquartered in Birmingham, Alabama, provides outpatient and rehabilitative healthcare services through its national network of outpatient and inpatient rehabilitation facilities, outpatient surgery centers, medical centers and other healthcare facilities.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal health care products, medical and surgical equipment and contact lenses.



Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable and invasive therapies, including implantable pacemaker and tachyarrhythmia management systems, mechanical and tissue heart valves, balloon and guiding catheters, stents, implantable neurostimulation and drug delivery systems, and perfusion systems. Perfusion systems include blood oxygenators, centrifugal blood pumps, cannula products, and autotransfusion and blood monitoring systems.



Merck & Company, Inc., headquartered in Whitehouse Station, New Jersey, discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer, Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


TECHNOLOGY


Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts worldwide. The company also supplies critical dimension scanning electron microscope systems, and wafer and reticle inspection systems.



Aspen Technologies, Inc., headquartered in Cambridge, Massachusetts, supplies off-the-shelf software products and services for the analysis, design and automation of manufacturing facilities by companies in the process industries, including the chemicals, petroleum, pharmaceuticals, pulp and paper, electric power, and food and consumer products industries.



Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internetworking systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.



Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products, tower PC servers and peripheral products that store and manage data in network environments. Products are marketed mainly to business, home, government and education customers. Products are sold directly to full-service computer specialty dealers for resale to end-users.



Computer Sciences Corporation, headquartered in El Segundo, California, provides management consulting and education and research programs in the strategic use of information resources; designs, develops, and installs computer-based and communications systems; provides outsourcing services, consumer credit-related services and automated systems.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.



Lucent Technologies, headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products, and is a leading global marketer of business communications systems and computers.



Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices, and researches and develops software technologies. The company is divided into four groups: the Platforms Product Group; the Applications and Content Product Group; the Sales and Support Group; and the Operations Group.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the Motorola brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use. The company also makes subscriber and infrastructure equipment; cellular mobile and portable telephones and systems; modems, multiplexers and network processors; and provides services for paging, cellular telephone, shared mobile radio and wireless data.


TRANSPORTATION


Federal Express Corporation, headquartered in Memphis, Tennessee, provides a wide range of express services for the time-definite transportation of documents, packages and freight throughout the world using an extensive fleet of aircraft, vehicles and leading-edge information technologies.


UTILITIES


The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas; transports petroleum products; provides telecommunications services; and provides a variety of other products and services to the energy industry and financial institutions.


What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.


The value of the Equity Securities, like the value of the Treasury Obligations, will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities. However, the Sponsor believes that, upon termination of the Trust, even if the Equity Securities deposited in the Trust are worthless, an event which the Sponsor considers highly unlikely, the Treasury Obligations will provide sufficient principal to at least equal approximately $7.80 per Unit (which is equal to the per Unit value upon maturity of the Treasury Obligations).


The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Treasury Obligations or Equity Securities will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Treasury Obligations or Equity Securities ("Replacement Securities"). Any Replacement Security deposited in the Trust will, in the case of Treasury Obligations have the same maturity value and, as closely as can be reasonably acquired by the Sponsor, the same maturity date or, in the case of Equity Securities, be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.


If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.



The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional
Securities or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.



The Trust consists of the Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Securities or cash in connection with the issuance of additional Units).

Once all of the Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Securities only under limited circumstances. See "How May Securities be Removed from the Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.


Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.


                            PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate of the offering side evaluation of the Treasury Obligations in the Trust and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate of the offering side evaluation of the Treasury Obligations in the Trust and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding.

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price for the Trust would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined (a) on the basis of the offering prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust, (b) if offering prices are not available for the Treasury Obligations, on the basis of offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal, or (d) by any combination of the above. The aggregate underlying value of the Equity Securities will be determined in the following manner: If the Equity Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

Although payment is normally made three business days following the order for purchase (the date of settlement), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price or cash. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Securities or cash in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon aggregate offering price of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata hare of cash, if any, in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price.

What are the Sponsor's and Underwriter's Profits?


The purchaser of Trust Units will pay to the Sponsor a one-time structuring fee of $175,000, of which $100,000 will be paid to the Underwriter. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Securities of the Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Securities to the Sponsor. See Note (2) of "Schedule of Investments" for the Trust.


                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income (other than accreted interest on the Treasury Obligations) received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unit holders may be more or less than the amount credited to the Income Account as of the Record Date. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December 15. Income with respect to the original issue discount on the Treasury Obligations in the Trust will not be distributed currently, although Unit holders will be subject to Federal income tax as if a distribution had occurred. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder of the Trust will, upon surrender of his Units for redemption, receive:
(i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described below, (ii) a pro rata share of the amounts realized upon the disposition of the Treasury Obligations and (iii) a pro rata share of any other assets of the Trust, less expenses of the Trust, subject to the limitation that Treasury Obligations may not be sold to pay for Trust expenses. Not less than 60 days prior to the Treasury Obligations Maturity Date, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Treasury Obligations Maturity Date. Not less than 60 days prior to the termination of the Trust, those Unit holders owning at least 2,500 Units will be offered the option of having the proceeds from the Equity Securities distributed "In-Kind," or they will be paid in cash, as indicated above. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.


Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of his or her election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution, they must notify the Trustee of their election at least 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.


What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Securities sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?


A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with the signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.


Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances, the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.


The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Equity Securities will be sold to meet redemptions of Units before Treasury Obligations, although Treasury Obligations may be sold and therefore, the Trust is not assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of such Trust at least equal to approximately $7.80 per Unit.



The Redemption Price per Unit will be determined on the basis of the bid price of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust, while the Public Offering Price per Unit during the initial offering period will be determined on the basis of the offering price of such Treasury Obligations, as of the close of trading on the New York Stock Exchange on the date any such determination is made and the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust. On the Initial Date of Deposit the Public Offering Price per Unit (which is based on the OFFERING prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust) exceeded the Unit value at which Units could have been redeemed (based upon the current BID prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust) by the amount shown under "Summary of Essential Information." The Redemption Price per Unit of the Trust is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities (including "when issued" contracts, if any) held in the Trust, as determined by the Evaluator on the basis of bid prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (3) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.


The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the redemption of such Units will belong to the Sponsor.

How May Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Treasury Obligations may be sold by the Trustee only pursuant to the liquidation of the Trust or to meet redemption requests. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions.


The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses. Therefore, to the extent Treasury Obligations are sold, the Trust is not assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of the Trust at least equal to approximately $7.80 per Unit.


The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts in which blocks of Securities are to be sold.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?

The Ohio Company is a full-service investment banking and brokerage firm headquartered in Columbus, Ohio with over 50 branch offices spread throughout Ohio, Florida, Indiana, Michigan and West Virginia. The Ohio

Company provides retail brokerage services with over 200 investment executives and institutional service with eight investment executives. A wide array of financial services are provided including: equity research (following approximately 125 companies), Nasdaq and NYSE equity trading (making markets in over 80 stocks and providing the services of a dedicated NYSE floor broker), corporate and public finance, taxable and municipal bond trading desks and asset management (approximately $2.0 billion under active management.)

Founded in 1925, The Ohio Company has a current capital position of nearly $35 million, ranking near the top of regional securities firms. The Ohio Company has built and maintained a reputation for over 70 years of providing high quality investment banking and brokerage service to institutions, corporations, municipalities and individuals.

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996 the total partners' capital of Nike Securities L.P.
was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other
Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?


The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trusts as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the maturity, redemption or other disposition of the last of the Treasury Obligations held in such Trust, but in no event beyond the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust, or by the Trustee in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"

Commencing on the Treasury Obligations Maturity Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Treasury Obligations Maturity Date, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unit holders of the Trust will receive their pro rata portion of the Treasury Obligations in cash upon the termination of the Trust. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Treasury Obligations Maturity Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter named below has purchased Units in the following amount:

                                                                                                             Number
Name                                            Address                                                      of Units
____                                            _______                                                      ________
UNDERWRITER
The Ohio Company                                155 East Broad Street
                                                Columbus, OH 43215                                           15,000
                                                                                                             =======

On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the Prospectus.

The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Underwriter will receive the amount set forth under "What are the Sponsor's and Underwriter's Profits?"

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

The Trust's performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                 REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 215


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Special Situations Trust, Series 215, comprised of New Century Growth & Treasury Securities Trust, as of the opening of business on August 27, 1997. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on August 27, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 215, comprised of New Century Growth & Treasury Securities Trust, at the opening of business on August 27, 1997 in conformity with generally accepted accounting principles.



                                                   ERNST & YOUNG LLP


Chicago, Illinois
August 27, 1997

                                                  Statement of Net Assets

                           NEW CENTURY GROWTH & TREASURY SECURITIES TRUST
                     The First Trust Special Situations Trust, Series 215
                At the Opening of Business on the Initial Date of Deposit
                                                          August 27, 1997



                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $149,783
Organizational and offering costs (3)                                                                      10,000
                                                                                                         ________
                                                                                                          159,783
Less accrued organizational and offering costs (3)                                                        (10,000)
                                                                                                         ________
Net assets                                                                                               $149,783
                                                                                                         ========
Units outstanding                                                                                          15,000

                                                   ANALYSIS OF NET ASSETS
Cost to investors, equal to net assets                                                                   $149,783
                                                                                                         ========

[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for New Century Growth & Treasury Securities Trust is based on the offering side evaluations of the Treasury Obligations and the aggregate underlying value of the Equity Securities.

(2) An irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral covering the monies necessary for the purchase of the Securities in the New Century Growth & Treasury Securities Trust pursuant to contracts for the purchase of such Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 1,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

                                                  Schedule of Investments

                           NEW CENTURY GROWTH & TREASURY SECURITIES TRUST
                     The First Trust Special Situations Trust, Series 215
                At the Opening of Business on the Initial Date of Deposit
                                                          August 27, 1997


                                                                                               Market Value
                                                                           Percentage of       per Share      Cost of
Maturity                                                                   Aggregate           of Equity      Securities
Value          Name of Issuer and Title of Security (1)                    Offering Price      Securities     to Trust (2)
________       ________________________________________                    ______________      ____________   ____________
$117,000       Zero coupon U.S. Treasury bonds
               maturing November 15, 2004                                  49.47%                             $74,099


Number        Ticker Symbol and
of Shares     Name of Issuer of Equity Securities (1)
_________     ______________________________________
              BASIC MATERIALS
23            DD        E.I. du Pont de Nemours & Company                    1.00%             $ 65.188         1,499
31            MTC       Monsanto Company                                      .92%               44.188         1,370

              CAPITAL GOODS
20            BA        The Boeing Company                                    .73%               54.438         1,089
17            CAT       Caterpillar Inc.                                      .67%               58.625           997
17            DE        Deere & Company                                       .64%               56.750           965
17            EMR       Emerson Electric Co.                                  .63%               55.750           948
23            GE        General Electric Company                              .97%               63.438         1,459
23            HB        Hillenbrand Industries Inc.                           .68%               44.563         1,025
12            TYC       Tyco International Ltd.                               .62%               77.750           933
23            USF       United States Filter Corporation                      .56%               36.188           832

              COMMUNICATIONS
41            PGEX      Pacific Gateway Exchange, Inc.                       1.01%               36.875         1,512
44            WCOM      Worldcom, Inc.                                        .93%               31.750         1,397

              CONSUMER CYCLICALS
35            CNS       Consolidated Stores Corporation                       .85%               36.500         1,277
30            CTB       Cooper Tire & Rubber Company                          .48%               24.000           720
17            KSS       Kohl's Corporation                                    .75%               66.000         1,122
18            NYT/A     New York Times Company (Class A)                      .58%               47.813           861
26            NKE       NIKE, Inc. (Class B) (3)                              .96%               55.188         1,435
23            SRV       Service Corporation International                     .49%               31.938           735

              CONSUMER STAPLES
23            KO        The Coca-Cola Company                                 .91%               59.063         1,358
23            DIS       The Walt Disney Company                              1.19%               77.500         1,782
15            G         The Gillette Company                                  .85%               85.000         1,275
72            IMAXF     Imax Corporation (4)                                 1.15%               24.000         1,728
31            MCD       McDonald's Corporation                               1.00%               48.438         1,502
10            PG        The Procter & Gamble Company                          .92%              137.188         1,372

              ENERGY
16            AN        Amoco Corporation                                    1.02%               95.125         1,522
17            XON       Exxon Corporation                                     .70%               61.875         1,052
15            MOB       Mobil Corporation                                     .74%               73.938         1,109
20            SLB       Schlumberger, Ltd.                                   1.01%               75.375         1,507
19            RIG       Transocean Offshore Inc.                             1.13%               88.875         1,689

              FINANCIAL
12            AIG       American International Group, Inc.                    .79%               97.938         1,175
29            ONE       Banc One Corporation                                 1.06%               54.875         1,591
27            BBI       Barnett Banks, Inc.                                   .94%               52.313         1,412
13            CCI       Citicorp                                             1.15%              132.563         1,723

                                        Schedule of Investments (cont'd.)

                           NEW CENTURY GROWTH & TREASURY SECURITIES TRUST
                     The First Trust Special Situations Trust, Series 215
                At the Opening of Business on the Initial Date of Deposit
                                                          August 27, 1997


                                                                                               Market Value
                                                                             Percentage of     per Share      Cost of
Number        Ticker Symbol and                                              Aggregate         of Equity      Securities
of Shares     Name of Issuer of Equity Securities (1)                        Offering Price    Securities     to Trust (2)
________      ________________________________                               ______________    ____________   ____________
24            FITB      Fifth Third Bancorp                                    .95%            $59.000        $  1,416
54            HBAN      Huntington Bancshares Incorporated                    1.16%             32.250           1,742
26            NCC       National City Corporation                              .99%             56.938           1,480
33            NFS       Nationwide Financial Services, Inc.                    .61%             27.688             914
27            TROW      T. Rowe Price Associates, Inc.                         .99%             55.000           1,485

              HEALTHCARE
25            AMGN      Amgen, Inc.                                            .85%             50.875           1,272
47            BMET      Biomet, Inc.                                           .67%             21.438           1,008
24            CAH       Cardinal Health, Inc.                                 1.03%             64.500           1,548
48            HRC       HEALTHSOUTH Corporation                                .78%             24.438           1,173
22            JNJ       Johnson & Johnson                                      .84%             57.188           1,258
17            MDT       Medtronic, Inc.                                       1.02%             90.063           1,531
15            MRK       Merck & Company, Inc.                                  .92%             91.625           1,374
26            PFE       Pfizer, Inc.                                           .93%             53.813           1,399

              TECHNOLOGY
16            AMAT      Applied Materials, Inc.                               1.05%             98.375           1,574
40            AZPN      Aspen Technologies, Inc.                               .92%             34.500           1,380
23            CSCO      Cisco Systems, Inc.                                   1.19%             77.563           1,784
26            CPQ       Compaq Computer Corporation                           1.14%             65.563           1,705
17            CSC       Computer Sciences Corporation                          .85%             74.625           1,269
21            INTC      Intel Corporation                                     1.30%             92.688           1,946
15            LU        Lucent Technologies                                    .82%             82.250           1,234
14            MSFT      Microsoft Corporation                                 1.26%            135.000           1,890
16            MOT       Motorola, Inc.                                         .83%             77.500           1,240

              TRANSPORTATION
16            FDX       Federal Express Corporation                            .72%             67.250           1,076

              UTILITIES
22            WMB       The Williams Companies, Inc.                           .68%             46.063           1,013
                                                                            _______                           ________
                         Total Equity Securities                             50.53%                             75,684
                                                                            _______                           ________
                         Total Investments                                     100%                           $149,783
                                                                            =======                           ========

[FN]
______________

(1) The Treasury Obligations were purchased at a discount from their par value because there is no stated interest income thereon (such securities are often referred to as zero coupon U.S. Treasury bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof. All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on August 26, 1997.

(2) The cost of the Securities to the Trust represents the offering side evaluation as determined by the Evaluator, an affiliate of the Sponsor, with respect to the Treasury Obligations and the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The offering side evaluation of the Treasury Obligations is greater than the bid side evaluation of such Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined after the initial offering period. The aggregate value, based on the bid side evaluation of the Treasury Obligations and the aggregate underlying value of the Equity Securities on the Initial Date of Deposit, was $149,680. Cost and profit to the Sponsor relating to the Treasury Obligations sold to the Trust were $74,099 and $0, respectively. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $75,717 and $33, respectively.

(3) NIKE, Inc. is not affiliated in any way with Nike Securities L.P., the Trust's Sponsor.

(4) Imax Corporation is a Canadian corporation which trades on The Nasdaq Stock Market.

CONTENTS:

Summary of Essential Information                         4
The First Trust Special Situations Trust, Series 215:
    What is The First Trust Special Situations Trust?    5
    What are the Expenses and Charges?                   6
    What is the Federal Tax Status of Unit Holders?      7
    Why are Investments in the Trusts Suitable for
        Retirement Plans?                               11
Portfolios:
    What are Treasury Obligations?                      11
    What are Equity Securities?                         11
        Risk Factors                                    11
    What are the Equity Securities Selected for
        New Century Growth & Treasury Securities Trust? 13
    What are Some Additional Considerations for
        Investors?                                      17
Public Offering:
    How is the Public Offering Price Determined?        18
    How are Units Distributed?                          19
    What are the Sponsor's and Underwriter's Profits?   19
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
        Transferred?                                    19
    How are Income and Capital Distributed?             20
    What Reports will Unit Holders Receive?             21
    How May Units be Redeemed?                          21
    How May Units be Purchased by the Sponsor?          23
    How May Securities be Removed from the Trust?       23
Information as to Underwriter, Sponsor, Trustee
and Evaluator:
    Who is the Underwriter?                             23
    Who is the Sponsor?                                 24
    Who is the Trustee?                                 24
    Limitations on Liabilities of Sponsor and Trustee   25
    Who is the Evaluator?                               25
Other Information:
    How May the Indenture be Amended or Terminated?     25
    Legal Opinions                                      26
    Experts                                             26
Underwriting                                            26
Report of Independent Auditors                          28
Statement of Net Assets                                 29
Notes to Statement of Net Assets                        29
Schedule of Investments                                 30

                         ______________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                            The Ohio Company

             NEW CENTURY GROWTH & TREASURY SECURITIES TRUST

                            The Ohio Company
                         155 East Broad Street
                         Columbus, Ohio  43215
                            1-800-255-1825

                                Trustee:
                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


                             August 27, 1997

               CONTENTS OF REGISTRATION STATEMENT


A.   BONDING ARRANGEMENTS OF DEPOSITOR:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.



B.   THIS  REGISTRATION STATEMENT ON FORM S-6  COMPRISES
     THE FOLLOWING PAPERS AND DOCUMENTS:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule




                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 215, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Combined Series 248; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust, Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 215, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on August 27, 1997.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 215

                              By   NIKE SECURITIES L.P.
                                        Depositor



                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   August 27, 1997
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )






   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated August 27, 1997 in
Amendment No.  1  to  the Registration Statement (Form S-6) (File No.
 333-34343)   and  related  Prospectus  of  The  First  Trust
Special Situations Trust, Series 215.



                                               ERNST & YOUNG LLP


Chicago, Illinois
August 27, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 18 and subsequent Series effective October 15, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.1.1 Form of Trust Agreement for Series 215 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6